

Mail Stop 7010

May 7, 2009

via U.S. mail and facsimile

Robert I. Toll, CEO
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, Pennsylvania 19044

   RE: Toll Brothers, Inc.
      Form 10-K for the Fiscal Year Ended October 31, 2008
      Filed December 19, 2008
      Form 10-Q for the Fiscal Quarter Ended January 31, 2009
      File No. 1-9186

Dear Mr. Toll:

  We have reviewed your response letter dated April 16, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended January 31, 2009

12. Legal Proceedings, page 16

1. We note your response to comment 4 in our letter dated March 19, 2009. Paragraph 10 of SFAS 5 states, "If no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made." When you state, "…we do not determine a range of reasonably possible loss in each of these matters...," it is unclear to us whether a reasonably possible amount or range cannot be estimated or if you have not endeavored to estimate the reasonably possible loss for each of your loss contingencies. Given the guidance in paragraph 10 of SFAS 5, we continue to

request that you revise your disclosures for your (a) storm water discharge practices violation, (b) securities class action suites, and (c) various other claims and litigations to disclose the amount or range of reasonably possible loss in excess of accrual or state that such an amount cannot be estimated. With regard to your storm water discharge practices violation, since you are engaged in settlement discussions with the DOJ, please explain to us why you are unable to estimate the amount or range of reasonably possible loss in excess of accrual, if you continue to take this position.

Critical Accounting Policies, page 28

Inventory, page 28

2. We note your response to comment 1 in our letter dated March 19, 2009. We appreciate your efforts to find ways to enhance your inventory and impairment disclosures and understand the concerns you have noted. We continue to believe the following information regarding the testing of inventory for impairment should be provided in future filings:
   - The number of communities you were operating in that you evaluated for impairment,
   - The number of communities for which you recorded an inventory impairment, and
   - The carrying value of those communities with impairments as of the end of the periods presented.

   This information will provide investors with context as to the impairment charges recognized rather than assuming that the entire impairment charge relates to all open communities. You should also include any additional information you deem necessary to provide investors with appropriate and useful context. For example, you can explain the reasons that despite the impairment testing of a particular community or resulting impairment, the community may or may not be impaired in future periods. Please provide us with the disclosures you intend to include in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief